Exhibit 99.3
ROGERS COMMUNICATIONS REPORTS THIRD QUARTER 2023 RESULTS
Rogers delivers strong results across the board as Canadians continue to choose Rogers more than any other carrier in Canada with record wireless net loading
•Mobile phone and Internet net adds of 279,000, up 52,000 from Q3 last year
•Q3 total mobile phone net adds of 261,000, up 40,000 from last year - best quarterly result ever
•Q3 postpaid mobile phone net adds of 225,000 - strongest loading on record
•Year to date postpaid mobile phone net adds of 490,000, up 39% year over year
•Q3 Internet net loading of 18,000, up 12,000 year over year with growth ramping in both East and West

Shaw integration and synergy targets ahead of plan driven by continued strong execution
•Industry-leading Cable margins of 54.2% up 650 basis points from last year
•Systems, networks, Rogers branding, and overall operations continuing to be integrated and progressing ahead of plan
•Market share gains accelerating in the West supported by largest and best 5G network and only coast-to-coast Internet network
•Synergies realized year to date now at $188 million; Company anticipates $600 million run-rate by year-end - six months ahead of plan

Strong and industry-leading financials delivered across all parts of operations supported by strong execution
•Total service revenue up 40%; adjusted EBITDA up 52%
•Wireless service revenue up 15%; adjusted EBITDA up 18%; Wireless blended ARPU up 4%
•Cable service revenue up 105%; adjusted EBITDA up 132%
•Media revenue up 11%; adjusted EBITDA up 41%

Company achieves debt leverage ratio of 4.9x ahead of schedule; now targeting 4.8x by year-end

Company reaffirms industry-leading 2023 financial guidance across all metrics
•Reaffirming 2023 outlook for total service revenue growth of 26% to 30%, adjusted EBITDA growth of 33% to 36%, free cash flow expected to be at upper end of $2.2 billion to $2.5 billion, and capital expenditures target of $3.7 billion to $3.9 billion

TORONTO (November 9, 2023) - Rogers Communications Inc. today announced its unaudited financial and operating results for the third quarter ended September 30, 2023.

"We continued to deliver industry-leading results in the third quarter, reflecting seven straight quarters of growth and momentum," said Tony Staffieri, President and CEO. "Six months into our Shaw integration, we're tracking ahead of our synergy targets and deleveraging plans. At the same time, we continue to introduce new technology, new innovations, and new value propositions to Canadians. The team is firing on all cylinders and executing with discipline, I am very pleased with our progress."

Rogers Communications Inc.	1	Third Quarter 2023

Consolidated Financial Highlights

(In millions of Canadian dollars, except per share amounts, unaudited)	Three months ended September 30			Nine months ended September 30
	2023	2022	% Chg	2023	2022	% Chg

Total revenue	5,092	3,743	36	13,973	11,230	24
Total service revenue	4,527	3,230	40	12,375	9,869	25
Adjusted EBITDA [1]	2,411	1,583	52	6,252	4,714	33
Net (loss) income	(99)	371	n/m	521	1,172	(56)
Adjusted net income [1]	679	436	56	1,776	1,361	30

Diluted (loss) earnings per share	($0.20)	$0.71	n/m	$0.97	$2.28	(57)
Adjusted diluted earnings per share [1]	$1.27	$0.84	51	$3.37	$2.66	27

Cash provided by operating activities	1,754	1,216	44	3,842	3,348	15
Free cash flow [1]	745	279	167	1,591	1,138	40

Strategic Highlights
Our five objectives guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights for the quarter.

Build the biggest and best networks in the country
•Launched 5G service for all transit riders in the busiest sections of the Toronto Transit Commission (TTC) subway system.
•Recognized as the best and most reliable wireless network in Canada for the fifth straight year by umlaut in July 2023.
•Invested over $1 billion in capital expenditures, mostly invested in our wireless and wireline network infrastructure.
•Invested in wildfire detection and prevention technology to help combat climate change-related events.

Deliver easy to use, reliable products and services
•Introduced the red Rogers MasterCard with 48-month device equal payment plan with 0% interest and up to 2.6% cashback for customers.
•Introduced Rogers Internet and TV services to customers in former Shaw territory.
•Introduced Ignite Self Protect for customers to self-monitor their homes with connected devices.

Be the first choice for Canadians
•Attracted 225,000 net postpaid mobile phone subscribers, our best ever quarterly result.
•Achieved combined mobile phone and retail Internet net additions of 279,000, up 52,000 year over year.
•Secured number-one spots for flagship radio brands 98.1 CHFI, CityNews 680, and KiSS 92.5 for the Summer 2023 ratings period.

Be a strong national company investing in Canada
•Introduced Connected for Success, our high-speed, low-cost Internet program, to eligible residents in Western Canada.
•Sponsored the Shaw Charity Classic presented by Rogers, the largest charitable contributor on the PGA TOUR Champions.
•Recognized as the 2023 Right to Play Corporate Hero for work with Indigenous youth.

Be the growth leader in our industry
•Total service revenue up 40%; adjusted EBITDA up 52%.
•Generated free cash flow of $745 million and generated cash provided by operating activities of $1,754 million.
•Achieved strong Cable adjusted EBITDA margin expansion of 650 basis points; Shaw integration tracking ahead of plan.

1    Adjusted EBITDA is a total of segments measure. Free cash flow is a capital management measure. Adjusted diluted earnings per share is a non-GAAP ratio. Adjusted net income is a non-GAAP financial measure and is a component of adjusted diluted earnings per share. See "Non-GAAP and Other Financial Measures" in our Q3 2023 Management's Discussion and Analysis (MD&A), available at www.sedarplus.ca, and this earnings release for more information about each of these measures. These are not standardized financial measures under International Financial Reporting Standards (IFRS) and might not be comparable to similar financial measures disclosed by other companies.

Rogers Communications Inc.	2	Third Quarter 2023

Quarterly Financial Highlights

Revenue
Total revenue and total service revenue increased by 36% and 40%, respectively, this quarter, driven substantially by revenue growth in our Cable and Wireless businesses, including the July 2022 network outage-related credits of $150 million issued to customers last year.

Wireless service revenue increased by 15% this quarter, primarily as a result of the cumulative impact of growth in our mobile phone subscriber base, revenue from Shaw Mobile subscribers acquired through the Shaw Transaction, and the impact of the July 2022 network outage-related credits. Wireless equipment revenue increased by 10%, primarily as a result of an increase in new subscribers purchasing devices and a continued shift in the product mix towards higher-value devices.

Cable service revenue increased by 105% this quarter primarily as a result of our acquisition of Shaw as well as the impact of the July 2022 network outage-related credits.

Media revenue increased by 11% this quarter primarily as a result of higher sports-related revenue, including at the Toronto Blue Jays.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA increased 52% this quarter, and our adjusted EBITDA margin increased by 500 basis points, as a result of improving synergies and efficiencies, and the network outage-related credits issued to customers last year.

Wireless adjusted EBITDA increased by 18%, primarily due to the flow-through impact of higher revenue as discussed above. This gave rise to an adjusted EBITDA margin of 63.9%.

Cable adjusted EBITDA increased by 132% due to the flow-through impact of higher revenue as discussed above and the achievement of cost synergies associated with integration activities. This gave rise to an adjusted EBITDA margin of 54.2%.

Media adjusted EBITDA increased by $31 million this quarter primarily due to higher revenue as discussed above, partially offset by higher Toronto Blue Jays payroll costs.

Net loss and adjusted net income
We recognized a net loss this quarter as a result of:
•higher depreciation and amortization, higher finance costs, and higher restructuring, acquisition and other costs, primarily associated with Shaw acquisition- and integration-related activities; and
•a $422 million loss on an obligation to purchase at fair value the non-controlling interest in one of our joint ventures' investments; partially offset by
•higher adjusted EBITDA.

Adjusted net income increased by 56% this quarter, primarily as a result of higher adjusted EBITDA.

Cash flow and available liquidity
This quarter, we generated cash provided by operating activities of $1,754 million (2022 - $1,216 million); the increase is primarily a result of higher adjusted EBITDA. We also generated free cash flow of $745 million (2022 - $279 million), up 167% as a result of higher adjusted EBITDA, partially offset by higher capital expenditures and higher interest on long-term debt.

As at September 30, 2023, we had $7.3 billion of available liquidity2 (December 31, 2022 - $4.9 billion), including $2.5 billion in cash and cash equivalents and $4.8 billion available under our bank credit and other facilities.

As a result of the Shaw Transaction, our debt leverage ratio increased to 4.92 as at September 30, 2023. This has been calculated on an adjusted basis to include trailing 12-month adjusted EBITDA of a combined Rogers and Shaw as if the Shaw Transaction had closed at the beginning of the trailing 12-month period. If calculated on an as reported basis without the foregoing adjustment, our debt leverage ratio2 as at September 30, 2023 was 5.5 (December 31, 2022 - 3.3).

We also returned $264 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on November 8, 2023.
2 Available liquidity and debt leverage ratio are capital management measures. Pro forma debt leverage ratio is a non-GAAP ratio. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure and is a component of pro forma debt leverage ratio. See "Non-GAAP and Other Financial Measures" in our Q3 2023 MD&A for more information about this measure, available at www.sedarplus.ca. See "Financial Condition" in our Q3 2023 MD&A for a reconciliation of available liquidity.

Rogers Communications Inc.	3	Third Quarter 2023

Shaw Transaction

On April 3, 2023, after receiving all required regulatory approvals and after the Freedom Transaction (as defined below) closed, we acquired all the issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares (collectively, Shaw Shares) of Shaw Communications Inc. (Shaw) (Shaw Transaction) for total consideration of $20.5 billion. We also assumed approximately $2.9 billion of debt, net of cash and consideration received from the Freedom Transaction, on April 3.

Also on April 3, 2023, the outstanding shares of Freedom Mobile Inc. (Freedom), a subsidiary of Shaw, were sold to Videotron Ltd. (Videotron), a subsidiary of Quebecor Inc. (Quebecor) (Freedom Transaction). The Freedom Transaction provided for the sale of all Freedom-branded wireless and Internet customers and all of Freedom's infrastructure, spectrum licences, and retail locations. The Freedom Transaction did not include the sale of Shaw Mobile-branded wireless subscribers; accordingly, these wireless subscribers remained with the Shaw business acquired by Rogers.

The acquired Shaw business
The Shaw business we acquired provides cable telecommunications, satellite video services, and data networking to residential customers, businesses, and public-sector entities in British Columbia, Alberta, Saskatchewan, and Manitoba (Western Canada). Shaw's primary products include Internet (through Fibre+), Video (through Total TV and Shaw Direct satellite), home phone services, and Wireless services (through Shaw Mobile to consumers in British Columbia and Alberta). Subsequent to closing, we stopped selling services under the Shaw Mobile brand to new customers. These services continue to be offered by Rogers to existing Shaw Mobile customers.

The combined Rogers and Shaw has the scale, assets, and capabilities delivering unprecedented wireline and wireless broadband and network investments, innovation, and growth in new telecommunications services, and greater choice for Canadian consumers and businesses. The combination is accelerating the delivery of critical 5G service across Western Canada, from rural areas to dense cities, more quickly than either company could achieve on its own, by bringing together the expertise and assets of both companies.

The results from the acquired Shaw wireline operations are included in our Cable segment and the results of the acquired Shaw Mobile operations are included in our Wireless segment, from the date of acquisition, consistent with our reportable segment definitions.

The Shaw Transaction has resulted in a material increase to our depreciation and amortization expense that will continue on an ongoing basis and a material increase in finance costs in relation to the financing incurred to fund the acquisition and acquiring Shaw's long-term debt. In addition, targeted cost synergies, together with organic service revenue and earnings growth, are anticipated to result in an offsetting and material increase to our adjusted EBITDA and net income on an ongoing basis.

Rogers Communications Inc.	4	Third Quarter 2023

About this Earnings Release

This earnings release contains important information about our business and our performance for the three and nine months ended September 30, 2023, as well as forward-looking information (see "About Forward-Looking Information") about future periods. This earnings release should be read in conjunction with our Third Quarter 2023 Interim Condensed Consolidated Financial Statements (Third Quarter 2023 Interim Financial Statements) and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our Third Quarter 2023 MD&A; our 2022 Annual MD&A; our 2022 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR+ at sedarplus.ca or EDGAR at sec.gov, respectively.

Effective the second quarter of 2023, we have retrospectively amended our definitions of (i) adjusted net income and (ii) adjusted net debt. See "Non-GAAP and Other Financial Measures" in this earnings release and in our Q3 2023 MD&A for more information.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2022 Annual MD&A.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this earnings release are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This earnings release is current as at November 8, 2023 and was approved by the Audit and Risk Committee of RCI's Board of Directors (the Board) on that date.

In this earnings release, this quarter, the quarter, or third quarter refer to the three months ended September 30, 2023, second quarter refers to the three months ended June 30, 2023, first quarter refers to the three months ended March 31, 2023, and year to date refers to the nine months ended September 30, 2023, unless the context indicates otherwise. All results commentary is compared to the equivalent period in 2022 or as at December 31, 2022, as applicable, unless otherwise indicated.

Trademarks in this earnings release are owned or used under licence by Rogers Communications Inc. or an affiliate. This earnings release may also include trademarks of other parties. The trademarks referred to in this earnings release may be listed without the ™ symbols. ©2023 Rogers Communications

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, RCCI, and certain of our other wholly owned subsidiaries. Following the Shaw Transaction, aspects of Cable are also operated by Shaw Cablesystems G.P., Shaw Telecom G.P., and Shaw Satellite G.P. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	5	Third Quarter 2023

Summary of Consolidated Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins and per share amounts)	2023	2022	% Chg		2023	2022	% Chg

Revenue
Wireless	2,584	2,267	14		7,354	6,619	11
Cable	1,993	975	104		5,023	3,052	65
Media	586	530	11		1,777	1,671	6
Corporate items and intercompany eliminations	(71)	(29)	145		(181)	(112)	62
Revenue	5,092	3,743	36		13,973	11,230	24
Total service revenue [1]	4,527	3,230	40		12,375	9,869	25

Adjusted EBITDA
Wireless	1,294	1,093	18		3,695	3,296	12
Cable	1,080	465	132		2,663	1,536	73
Media	107	76	41		73	12	n/m
Corporate items and intercompany eliminations	(70)	(51)	37		(179)	(130)	38
Adjusted EBITDA	2,411	1,583	52		6,252	4,714	33
Adjusted EBITDA margin [2]	47.3%	42.3%	5.0	pts	44.7%	42.0%	2.7	pts

Net (loss) income	(99)	371	n/m		521	1,172	(56)
Basic (loss) earnings per share	($0.19)	$0.73	n/m		$1.00	$2.32	(57)
Diluted (loss) earnings per share	($0.20)	$0.71	n/m		$0.97	$2.28	(57)

Adjusted net income [2]	679	436	56		1,776	1,361	30
Adjusted basic earnings per share [2]	$1.28	$0.86	49		$3.41	$2.70	26
Adjusted diluted earnings per share	$1.27	$0.84	51		$3.37	$2.66	27

Capital expenditures	1,017	872	17		2,988	2,299	30
Cash provided by operating activities	1,754	1,216	44		3,842	3,348	15
Free cash flow	745	279	167		1,591	1,138	40
n/m - not meaningful
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic earnings per share is a non-GAAP ratio. Adjusted net income is a non-GAAP financial measure and is a component of adjusted basic earnings per share. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" in our Q3 2023 MD&A for more information about each of these measures, available at www.sedarplus.ca.

Rogers Communications Inc.	6	Third Quarter 2023

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2023	2022	% Chg		2023	2022	% Chg

Revenue
Service revenue	2,026	1,761	15		5,782	5,275	10
Equipment revenue	558	506	10		1,572	1,344	17
Revenue	2,584	2,267	14		7,354	6,619	11

Operating expenses
Cost of equipment	541	518	4		1,550	1,381	12
Other operating expenses	749	656	14		2,109	1,942	9
Operating expenses	1,290	1,174	10		3,659	3,323	10

Adjusted EBITDA	1,294	1,093	18		3,695	3,296	12

Adjusted EBITDA margin [1]	63.9%	62.1%	1.8	pts	63.9%	62.5%	1.4	pts
Capital expenditures	381	543	(30)		1,291	1,337	(3)
1    Calculated using service revenue.

Wireless Subscriber Results 1

	Three months ended September 30				Nine months ended September 30
(In thousands, except churn and mobile phone ARPU)	2023	2022	Chg		2023	2022	Chg

Postpaid mobile phone [2,3]
Gross additions	556	429	127		1,304	986	318
Net additions	225	164	61		490	352	138
Total postpaid mobile phone subscribers [4]	10,332	9,199	1,133		10,332	9,199	1,133
Churn (monthly)	1.08%	0.97%	0.11	pts	0.92%	0.79%	0.13	pts
Prepaid mobile phone
Gross additions	263	232	31		711	580	131
Net additions	36	57	(21)		23	96	(73)
Total prepaid mobile phone subscribers [4]	1,278	1,262	16		1,278	1,262	16
Churn (monthly)	6.00%	4.77%	1.23	pts	6.10%	4.55%	1.55	pts
Mobile phone ARPU (monthly) [5]	$58.83	$56.82	$2.01		$57.76	$57.61	$0.15
1    Subscriber counts and subscriber churn are key performance indicators. See "Key Performance Indicators".
2    On April 3, 2023, we acquired approximately 501,000 postpaid mobile phone subscribers as a result of our acquisition of Shaw, which are not included in net additions, but do appear in the ending total balances for September 30, 2023.
3    Effective April 1, 2023, we adjusted our postpaid mobile phone subscriber base to remove 51,000 subscribers relating to a wholesale account.
4    As at end of period.
5    Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q3 2023 MD&A for more information about each of these measures, available at www.sedarplus.ca.

Service revenue
The 15% increase in service revenue this quarter and 10% increase year to date were primarily a result of:
•the cumulative impact of growth in our mobile phone subscriber base over the past year;
•the impact of the Shaw Mobile subscribers acquired through the Shaw Transaction in April 2023;
•the July 2022 network outage-related credits that were issued to customers in the prior year; and
•higher roaming revenue associated with increased travel.

The increase in mobile phone ARPU this quarter was primarily a result of the impact of the July 2022 network outage-related credits that were issued to customers in the prior year.

The increase in postpaid gross and net additions this quarter and year to date were a result of sales execution and customer satisfaction in a growing Canadian market.

Rogers Communications Inc.	7	Third Quarter 2023

Equipment revenue
The 10% increase in equipment revenue this quarter and 17% increase year to date were primarily as a result of:
•an increase in new subscribers purchasing devices; and
•a continued shift in the product mix towards higher-value devices.

Operating expenses
Cost of equipment
The 4% increase in the cost of equipment this quarter and 12% increase year to date were a result of the equipment revenue changes discussed above.

Other operating expenses
The 14% increase in other operating expenses this quarter and 9% increase year to date were primarily a result of:
•higher costs associated with the increased revenue and subscriber additions, which included increased roaming and commissions; and
•investments made in customer service.

Adjusted EBITDA
The 18% increase in adjusted EBITDA this quarter and 12% increase year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	8	Third Quarter 2023

CABLE

Cable Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2023	2022	% Chg		2023	2022	% Chg

Revenue
Service revenue	1,986	968	105		4,997	3,035	65
Equipment revenue	7	7	—		26	17	53
Revenue	1,993	975	104		5,023	3,052	65

Operating expenses	913	510	79		2,360	1,516	56

Adjusted EBITDA	1,080	465	132		2,663	1,536	73

Adjusted EBITDA margin	54.2%	47.7%	6.5	pts	53.0%	50.3%	2.7	pts
Capital expenditures	560	259	116		1,417	784	81

Cable Subscriber Results 1

	Three months ended September 30				Nine months ended September 30
(In thousands, except ARPA and penetration)	2023	2022	Chg		2023	2022	Chg

Homes passed [2,3]	9,869	4,776	5,093		9,869	4,776	5,093
Customer relationships
Net (losses) additions	(7)	(7)	—		(1)	12	(13)
Total customer relationships [2,3]	4,780	2,596	2,184		4,780	2,596	2,184
ARPA (monthly) [4]	$138.46	$124.34	$14.12		$142.20	$130.16	$12.04

Penetration [2]	48.4%	54.4%	(6.0	pts)	48.4%	54.4%	(6.0	pts)

Retail Internet
Net additions	18	6	12		57	45	12
Total retail Internet subscribers [2,3]	4,302	2,277	2,025		4,302	2,277	2,025
Video
Net additions	23	7	16		27	42	(15)
Total Video subscribers [2]	2,755	1,535	1,220		2,755	1,535	1,220
Smart Home Monitoring
Net losses	(2)	(4)	2		(11)	(11)	—
Total Smart Home Monitoring subscribers [2]	90	102	(12)		90	102	(12)
Home Phone
Net losses	(36)	(18)	(18)		(78)	(58)	(20)
Total Home Phone subscribers [2,3]	1,648	854	794		1,648	854	794
1    Subscriber results are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    On April 3, 2023, we acquired approximately 1,961,000 retail Internet subscribers, 1,203,000 Video subscribers, 890,000 Home Phone subscribers, 4,935,000 homes passed, and 2,191,000 customer relationships as a result of the Shaw Transaction, which are not included in net additions, but do appear in the ending total balances for September 30, 2023. The acquired Satellite subscribers are not included in our reported subscriber, homes passed, or customer relationship metrics.
4    ARPA is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q3 2023 MD&A for more information about this measure, available at www.sedarplus.ca.

Service revenue
The 105% increase in service revenue this quarter and 65% increase year to date were a result of:
•revenue related to our acquisition of Shaw, which contributed approximately $1 billion for the quarter and $2 billion for the year to date;
•an increase in our retail Internet subscriber base and the movement of retail Internet customers to higher speed tiers in our Ignite Internet offerings; and
•the July 2022 network outage-related credits that were issued to customers in the prior year; partially offset by:
•continued increased competitive promotional activity; and
•declines in our Home Phone and Smart Home Monitoring subscriber bases.

Rogers Communications Inc.	9	Third Quarter 2023

The higher ARPA this quarter and year to date was a result of the acquisition of Shaw and the impact of the July 2022 network outage-related credits that were issued to customers in the prior year.

Operating expenses
The 79% increase in operating expenses this quarter and 56% increase year to date were primarily a result of:
•our acquisition of Shaw, partially offset by the realization of cost synergies associated with integration activities; and
•investments in customer service.

Adjusted EBITDA
The 132% increase in adjusted EBITDA this quarter and 73% increase year to date were a result of the service revenue and expense changes discussed above.

Rogers Communications Inc.	10	Third Quarter 2023

MEDIA

Media Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2023	2022	% Chg		2023	2022	% Chg

Revenue	586	530	11		1,777	1,671	6
Operating expenses	479	454	6		1,704	1,659	3

Adjusted EBITDA	107	76	41		73	12	n/m

Adjusted EBITDA margin	18.3%	14.3%	4.0	pts	4.1%	0.7%	3.4	pts
Capital expenditures	33	28	18		137	69	99

Revenue
The 11% increase in revenue this quarter and 6% increase year to date were primarily a result of higher sports-related revenue, including at the Toronto Blue Jays.

Operating expenses
The 6% increase in operating expenses this quarter and 3% increase year to date were a result of:
•higher Toronto Blue Jays player payroll; partially offset by
•lower Today's Shopping Choice cost of goods sold.

Adjusted EBITDA
The increases in adjusted EBITDA this quarter and year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	11	Third Quarter 2023

CAPITAL EXPENDITURES

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except capital intensity)	2023	2022	% Chg		2023	2022	% Chg

Wireless	381	543	(30)		1,291	1,337	(3)
Cable	560	259	116		1,417	784	81
Media	33	28	18		137	69	99
Corporate	43	42	2		143	109	31

Capital expenditures [1]	1,017	872	17		2,988	2,299	30

Capital intensity [2]	20.0%	23.3%	(3.3	pts)	21.4%	20.5%	0.9	pts
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Capital intensity is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q3 2023 MD&A for more information about each of these measures, available at www.sedarplus.ca.

One of our objectives is to build the biggest and best networks in the country. As we continually work towards this, we expect to spend more on our wireless and wireline networks this year than we have in the past several years. This year, we will continue to roll out our 5G network (the largest 5G network in Canada as at September 30, 2023) across the country, including our commitment to expand coverage across Western Canada and in the TTC subway system. We also continue to invest in fibre deployments, including fibre-to-the-home (FTTH), in our cable network and we will expand our network footprint to reach more homes and businesses, including to rural, remote, and Indigenous communities. We continue to direct capital expenditures to strengthen the resilience of our networks and make significant investments to strengthen our technology systems, increase network stability for our customers, and enhance our testing.

These investments will strengthen network resilience and stability and will help us bridge the digital divide by expanding our network further into rural and underserved areas through participation in various programs and projects.

Wireless
The decrease in capital expenditures in Wireless this quarter and year to date was due to the timing of investments. We continue to make investments in our network development and 5G deployment to expand our wireless network. The ongoing deployment of 3500 MHz spectrum continues to augment the capacity and resilience of our earlier 5G deployments in the 600 MHz spectrum band.

Cable
The increase in capital expenditures in Cable this quarter and year to date reflect our acquisition of Shaw and continued investments in our infrastructure, including additional fibre deployments to increase our FTTH distribution. These investments incorporate the latest technologies to help deliver more bandwidth and an enhanced customer experience as we progress in our connected home roadmap, including service footprint expansion and upgrades to our DOCSIS 3.1 platform to evolve to DOCSIS 4.0, offering increased network resilience, stability, and faster download speeds over time.

Media
The increase in capital expenditures in Media this quarter and year to date were primarily a result of higher Toronto Blue Jays stadium infrastructure-related expenditures.

Corporate
Capital expenditures this quarter were in line with prior year. The increase year to date was a result of higher investments in our corporate information technology infrastructure.

Capital intensity
The increase in capital intensity this year was a result of higher capital expenditures, as discussed above, partially offset by higher revenue.

Rogers Communications Inc.	12	Third Quarter 2023

Review of Consolidated Performance

This section discusses our consolidated net (loss) income and other income and expenses that do not form part of the segment discussions above.

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2023	2022	% Chg	2023	2022	% Chg

Adjusted EBITDA	2,411	1,583	52	6,252	4,714	33
Deduct (add):
Depreciation and amortization	1,160	644	80	2,949	1,928	53
Restructuring, acquisition and other	213	85	151	599	252	138
Finance costs	600	331	81	1,479	946	56
Other expense (income)	426	19	n/m	381	(5)	n/m
Income tax expense	111	133	(17)	323	421	(23)

Net (loss) income	(99)	371	n/m	521	1,172	(56)

Depreciation and amortization

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2023	2022	% Chg	2023	2022	% Chg

Depreciation of property, plant and equipment	925	567	63	2,393	1,709	40
Depreciation of right-of-use assets	92	71	30	264	202	31
Amortization	143	6	n/m	292	17	n/m

Total depreciation and amortization	1,160	644	80	2,949	1,928	53

Total depreciation and amortization increased this quarter and year to date, primarily as a result of the property, plant and equipment, right-of-use assets, and customer relationship intangible assets acquired through the Shaw Transaction.

Restructuring, acquisition and other

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2023	2022	2023	2022

Restructuring and other	175	31	340	107
Shaw Transaction-related costs	38	54	259	145

Total restructuring, acquisition and other	213	85	599	252

The Shaw Transaction-related costs in 2022 and 2023 consisted of incremental costs supporting acquisition and integration activities related to the Shaw Transaction. This includes significant costs in the second quarter of 2023 relating to closing-related fees, the Shaw Transaction-related employee retention program, and the cost of the tangible benefits package related to the broadcasting portion of the Shaw Transaction.

The restructuring and other costs in 2022 and 2023 were primarily severance and other departure-related costs associated with the targeted restructuring of our employee base. Severance and other departure-related costs in 2023 included costs associated with the integration-related restructuring of our combined employee base and the approximate $115 million impact of the voluntary departure program we undertook this quarter.

Rogers Communications Inc.	13	Third Quarter 2023

Finance costs

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2023	2022	% Chg	2023	2022	% Chg

Total interest on borrowings [1]	535	366	46	1,450	973	49
Interest earned on restricted cash and cash equivalents	—	(71)	(100)	(149)	(105)	42

Interest on borrowings, net	535	295	81	1,301	868	50
Interest on lease liabilities	30	21	43	80	58	38
Interest on post-employment benefits liability	(3)	—	—	(10)	(1)	n/m
Loss on foreign exchange	143	127	13	16	146	(89)
Change in fair value of derivative instruments	(136)	(125)	9	(3)	(142)	(98)
Capitalized interest	(11)	(8)	38	(28)	(21)	33
Deferred transaction costs and other	42	21	100	123	38	n/m

Total finance costs	600	331	81	1,479	946	56
1    Interest on borrowings includes interest on short-term borrowings and on long-term debt.

Interest on borrowings, net
The 81% increase in net interest on borrowings this quarter and the 50% increase year to date were primarily a result of:
•interest expense associated with the borrowings under the term loan facility used to partially fund the Shaw Transaction;
•interest expense associated with the long-term debt assumed through the Shaw Transaction; and
•rising interest rates; partially offset by
•reductions in our US dollar-denominated commercial paper (US CP) and receivables securitization balances.

The increase year to date was also affected by:
•new debt issued in the last year, primarily associated with the completion of our long-term financing for the Shaw Transaction in early 2022 and to fund certain debt maturities, including:
•the issuance of US$750 million subordinated notes in February 2022; and
•the issuance of $4.25 billion and US$7.05 billion senior notes in March 2022; partially offset by
•higher interest earned on restricted cash and cash equivalents.

Deferred transaction costs and other
The increases in "deferred transaction costs and other" this quarter and year to date are primarily a result of the amortization of the $819 million of consent fees paid in September 2022 and January 2023 to extend the special mandatory redemption outside date for the SMR notes (as defined below) (see "Managing our Liquidity and Financial Resources").

Other expense (income)
The increases in other expense this quarter and year to date were a result of a $422 million loss related to the change in the value of an obligation to purchase at fair value the non-controlling interest in one of our joint ventures' investments.

Rogers Communications Inc.	14	Third Quarter 2023

Income tax expense

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except tax rates)	2023	2022	2023	2022

Statutory income tax rate	26.2%	26.5%	26.2%	26.5%
Income before income tax expense	12	504	844	1,593
Computed income tax expense	3	134	221	422
Increase (decrease) in income tax expense resulting from:
Non-(taxable) deductible stock-based compensation	(5)	(4)	(2)	1
Non-deductible (taxable) portion of equity losses (income)	2	7	(2)	8
Non-taxable income from security investments	(4)	(3)	(10)	(9)
Non-deductible loss on non-controlling interest purchase obligation	111	—	111	—
Other items	4	(1)	5	(1)

Total income tax expense	111	133	323	421

Effective income tax rate	n/m	26.4%	38.3%	26.4%
Cash income taxes paid	125	145	400	430

Cash income taxes paid decreased this quarter and year to date due to the timing of installment payments. The decrease in our statutory income tax rate this quarter and year to date was a result of a greater portion of our income being earned in provinces with lower income tax rates.

Net (loss) income

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2023	2022	% Chg	2023	2022	% Chg

Net (loss) income	(99)	371	n/m	521	1,172	(56)
Basic (loss) earnings per share	($0.19)	$0.73	n/m	$1.00	$2.32	(57)
Diluted (loss) earnings per share	($0.20)	$0.71	n/m	$0.97	$2.28	(57)

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2023	2022	% Chg	2023	2022	% Chg

Adjusted EBITDA	2,411	1,583	52	6,252	4,714	33
Deduct:
Depreciation and amortization [1]	897	644	39	2,434	1,928	26
Finance costs	600	331	81	1,479	946	56
Other expense (income) [2]	4	19	(79)	(41)	(5)	n/m
Income tax expense [3]	231	153	51	604	484	25

Adjusted net income [1]	679	436	56	1,776	1,361	30

Adjusted basic earnings per share	$1.28	$0.86	49	$3.41	$2.70	26
Adjusted diluted earnings per share	$1.27	$0.84	51	$3.37	$2.66	27
1    Effective the second quarter, we retrospectively amended our calculation of adjusted net income to exclude depreciation and amortization on the fair value increment recognized on acquisition of Shaw Transaction-related property, plant and equipment and intangible assets. For purposes of calculating adjusted net income, we believe the magnitude of this depreciation and amortization, which is significantly affected by the size of the Shaw Transaction, affects comparability between periods and the additional expense recognized may have no correlation to our current and ongoing operating results. Depreciation and amortization excludes depreciation and amortization on Shaw Transaction-related property, plant and equipment and intangible assets for the three and nine months ended September 30, 2023 of $263 million and $515 million (2022 - nil), respectively. Adjusted net income includes depreciation and amortization on the acquired Shaw property, plant and equipment and intangible assets based on Shaw's historical cost and depreciation policies.
2    Other expense (income) for the three and nine months ended September 30, 2023 excludes a $422 million loss related to an obligation to purchase at fair value the non-controlling interest in one of our joint ventures' investments.
3    Income tax expense excludes recoveries of $120 million and $281 million (2022 - recoveries of $20 million and $63 million) for the three and nine months ended September 30, 2023 related to the income tax impact for adjusted items.

Rogers Communications Inc.	15	Third Quarter 2023

Updates to Risks and Uncertainties

See our 2022 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at March 9, 2023, which should be reviewed in conjunction with this earnings release. The following updates and supplements those risks and uncertainties.

Shaw Transaction
As a result of the Shaw Transaction, we are subject to a number of additional risks, many of which are outside the control of Rogers. Certain of these risks are disclosed in our 2022 Annual MD&A. Updates and additions to these risks are described below.

We may fail to realize the expected synergies and other benefits of the Shaw Transaction
Achieving the anticipated benefits of the Shaw Transaction depends on our ability to consolidate and integrate Shaw's businesses, operations, and workforce in a manner that facilitates growth opportunities and achieves the projected cost savings and revenue growth without adversely affecting the combined company's current operations. Even if we successfully integrate Shaw's businesses, the anticipated benefits of the Shaw Transaction may not be fully realized or they could take longer to realize than expected.

The integration process may result in the loss of key personnel, the termination or alteration of existing material contracts or relationships, the disruption of ongoing businesses, or inconsistencies in standards, controls, procedures, and policies. There could be potential unknown liabilities and unforeseen expenses associated with the Shaw Transaction that were not discovered while performing due diligence. Coordinating certain aspects of the operations and personnel of Rogers with Shaw will involve complex operational, technological, and personnel-related challenges. In addition to the day-to-day operations of Rogers, management will need to focus on the integration of the Shaw business.

Videotron Ltd.
On April 3, 2023, Rogers and Videotron settled the lawsuit arising on October 29, 2021, when Videotron launched a lawsuit against Rogers in the Quebec Superior Court, in connection with an agreement entered into by the parties in 2013 for the development and operation of a joint LTE network in the province of Quebec. The lawsuit involved allegations by Videotron that Rogers breached its contractual obligations by developing its own network in the territory and sought damages of $850 million. Rogers remains committed to serving our customers through continued investment in the joint network.

July 2022 network outage
As a result of the network outage that occurred on July 8, 2022, a total of four applications were filed in the Quebec Superior Court seeking authorization to commence a class action against Rogers in relation to this network outage. One of the applications was subsequently withdrawn. A second application has since been suspended. Each of the remaining two applications seeks to institute a class action on behalf of all persons in Quebec who, among other things, experienced a wireless or wireline service interruption as a result of, or were otherwise impacted by, the outage. Each remaining application also claims various damages, including, among others, contractual damages, damages for lost profits, and punitive damages. On June 22, 2023, a carriage hearing was heard in respect of the two remaining applications; we expect a decision identifying the representative plaintiff to follow later this year.

At this time, we are unable to assess the likelihood of success of these applications, or predict the magnitude of any liability we might incur by virtue of the claims underlying those applications or any corresponding or similar claims that may be brought against us in the future. As such, we have not recognized a liability for this contingency. If successful, one of those claims could have a material adverse effect on our financial results or financial condition. It is also possible that similar or corresponding claims could be filed in other jurisdictions.

Technology
Satellite
The acquired Shaw business utilizes three satellites (Anik F2, Anik F3, and Anik G1) owned by Telesat to provide satellite services to customers. Telesat has publicly disclosed anomalies with two of four thrusters used for station-keeping on Anik F2. Customers in remote geographies have begun experiencing periodic service interruptions and the overall survivability estimations have been reduced.

To ensure continuity of service, workarounds have been implemented by both Telesat and Rogers. To further mitigate risk, we have accelerated our set-top box deployment plan to transition impacted services away from Anik F2 to Anik G1. Such workarounds and risk mitigation strategies may not be able to fully mitigate present and future anomalies or failure of the satellite.

Rogers Communications Inc.	16	Third Quarter 2023

These operational anomalies, and any future anomalies or failure of any satellite, could negatively affect customer service and our relationships with our customers and may have a material adverse effect on our reputation, operations, and/or financial results.

We do not maintain any insurance coverage for the transponders on Anik F2, Anik F3, and Anik G1, including business interruption insurance, that would cover damage related to the loss of use of one or more of the transponders on the satellites.

The provision of Internet connectivity in rural areas by new entrants leveraging low Earth orbit satellite technology, or expanded broadband and/or wireless infrastructure from legacy providers, could also result in declining subscriber trends among Satellite customers.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2022 Annual MD&A and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are supplementary financial measures (see "Non-GAAP and Other Financial Measures"), are not measurements in accordance with IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless mobile phone average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Non-GAAP and Other Financial Measures

Reconciliation of adjusted EBITDA

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2023	2022	2023	2022

Net (loss) income	(99)	371	521	1,172
Add:
Income tax expense	111	133	323	421
Finance costs	600	331	1,479	946
Depreciation and amortization	1,160	644	2,949	1,928
EBITDA	1,772	1,479	5,272	4,467
Add (deduct):
Other expense (income)	426	19	381	(5)
Restructuring, acquisition and other	213	85	599	252

Adjusted EBITDA	2,411	1,583	6,252	4,714

Rogers Communications Inc.	17	Third Quarter 2023

Reconciliation of adjusted net income

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2023	2022	2023	2022

Net (loss) income	(99)	371	521	1,172
Add (deduct):
Restructuring, acquisition and other	213	85	599	252
Depreciation and amortization on fair value increment of Shaw Transaction-related assets [1]	263	—	515	—
Loss on non-controlling interest purchase obligation [2]	422	—	422	—
Income tax impact of above items	(120)	(20)	(281)	(63)

Adjusted net income	679	436	1,776	1,361
1    Adjusted net income includes depreciation and amortization on the acquired Shaw property, plant and equipment and intangible assets based on Shaw's historical cost and depreciation policies. It therefore excludes depreciation and amortization on the fair value increment recognized on acquisition of Shaw Transaction-related property, plant and equipment and intangible assets.
2    See "Review of Consolidated Performance" for more information as to the nature of this adjustment.

Reconciliation of pro forma trailing 12-month adjusted EBITDA

As at September 30
(In millions of dollars)	2023

Trailing 12-month adjusted EBITDA	7,931
Add (deduct):
Acquired Shaw business adjusted EBITDA - October 2022 to March 2023	1,029

Pro forma trailing 12-month adjusted EBITDA	8,960

Reconciliation of free cash flow

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2023	2022	2023	2022

Cash provided by operating activities	1,754	1,216	3,842	3,348
Add (deduct):
Capital expenditures	(1,017)	(872)	(2,988)	(2,299)
Interest on borrowings, net and capitalized interest	(524)	(287)	(1,273)	(847)
Interest paid, net	512	326	1,324	767
Restructuring, acquisition and other	213	85	599	252
Program rights amortization	(14)	(10)	(58)	(49)
Change in net operating assets and liabilities	(185)	(154)	258	(49)
Other adjustments [1]	6	(25)	(113)	15

Free cash flow	745	279	1,591	1,138
1    Consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other investment income from our financial statements.

Rogers Communications Inc.	18	Third Quarter 2023

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022

Revenue	5,092	3,743	13,973	11,230

Operating expenses:
Operating costs	2,681	2,160	7,721	6,516
Depreciation and amortization	1,160	644	2,949	1,928
Restructuring, acquisition and other	213	85	599	252
Finance costs	600	331	1,479	946
Other expense (income)	426	19	381	(5)

Income before income tax expense	12	504	844	1,593
Income tax expense	111	133	323	421

Net (loss) income for the period	(99)	371	521	1,172

(Loss) earnings per share:
Basic	($0.19)	$0.73	$1.00	$2.32
Diluted	($0.20)	$0.71	$0.97	$2.28

Rogers Communications Inc.	19	Third Quarter 2023

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

	As at September 30	As at December 31
	2023	2022

Assets
Current assets:
Cash and cash equivalents	2,527	463
Restricted cash and cash equivalents	—	12,837
Accounts receivable	4,335	4,184
Inventories	462	438
Current portion of contract assets	159	111
Other current assets	942	561
Current portion of derivative instruments	381	689
Total current assets	8,806	19,283

Property, plant and equipment	24,054	15,574
Intangible assets	18,327	12,251
Investments	1,569	2,088
Derivative instruments	829	861
Financing receivables	893	886
Other long-term assets	996	681
Goodwill	16,304	4,031

Total assets	71,778	55,655

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	1,847	2,985
Accounts payable and accrued liabilities	3,751	3,722
Other current liabilities	316	252
Contract liabilities	662	400
Current portion of long-term debt	2,749	1,828
Current portion of lease liabilities	487	362
Total current liabilities	9,812	9,549

Provisions	57	53
Long-term debt	41,345	29,905
Lease liabilities	2,037	1,666
Other long-term liabilities	1,312	738
Deferred tax liabilities	6,248	3,652
Total liabilities	60,811	45,563

Shareholders' equity	10,967	10,092

Total liabilities and shareholders' equity	71,778	55,655

Rogers Communications Inc.	20	Third Quarter 2023

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Operating activities:
Net (loss) income for the period	(99)	371	521	1,172
Adjustments to reconcile net (loss) income to cash provided by operating activities:
Depreciation and amortization	1,160	644	2,949	1,928
Program rights amortization	14	10	58	49
Finance costs	600	331	1,479	946
Income tax expense	111	133	323	421
Post-employment benefits contributions, net of expense	21	35	25	(28)
Losses from associates and joint ventures	432	29	412	29
Other	(33)	(20)	57	(21)
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	2,206	1,533	5,824	4,496
Change in net operating assets and liabilities	185	154	(258)	49
Income taxes (paid) received	(125)	(145)	(400)	(430)
Interest paid	(512)	(326)	(1,324)	(767)

Cash provided by operating activities	1,754	1,216	3,842	3,348

Investing activities:
Capital expenditures	(1,017)	(872)	(2,988)	(2,299)
Additions to program rights	(20)	(17)	(57)	(39)
Changes in non-cash working capital related to capital expenditures and intangible assets	95	118	66	22
Acquisitions and other strategic transactions, net of cash acquired	—	—	(17,001)	(9)
Other	(8)	12	4	73

Cash used in investing activities	(950)	(759)	(19,976)	(2,252)

Financing activities:
Net (repayment of) proceeds received from short-term borrowings	(754)	134	(1,343)	745
Net issuance of long-term debt	2,389	—	7,789	12,711
Net proceeds (payments) on settlement of debt derivatives and forward contracts	111	27	232	(27)
Transaction costs incurred	(19)	(557)	(284)	(726)
Principal payments of lease liabilities	(99)	(80)	(264)	(233)
Dividends paid	(264)	(253)	(769)	(757)

Cash provided by (used in) financing activities	1,364	(729)	5,361	11,713

Change in cash and cash equivalents and restricted cash and cash equivalents	2,168	(272)	(10,773)	12,809
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period	359	13,796	13,300	715

Cash and cash equivalents and restricted cash and cash equivalents, end of period	2,527	13,524	2,527	13,524

Cash and cash equivalents	2,527	687	2,527	687
Restricted cash and cash equivalents	—	12,837	—	12,837

Cash and cash equivalents and restricted cash and cash equivalents, end of period	2,527	13,524	2,527	13,524

Rogers Communications Inc.	21	Third Quarter 2023

About Forward-Looking Information

This earnings release includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this earnings release.

Our forward-looking information includes forecasts and projections related to the following items, among others:
•revenue;
•total service revenue;
•adjusted EBITDA;
•capital expenditures;
•cash income tax payments;
•free cash flow;
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•our debt leverage ratio;
•the benefits expected to result from the Shaw Transaction, including corporate, operational, scale, and other synergies, and their anticipated timing; and
•all other statements that are not historical facts.

Our conclusions, forecasts, and projections are based on a number of estimates, expectations, assumptions, and other factors, including, among others:
•general economic and industry conditions, including the effects of inflation;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology and network deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions; and
•industry structure and stability.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity;
•unanticipated changes in content or equipment costs;
•changing conditions in the entertainment, information, and communications industries;
•sports-related work stoppages or cancellations and labour disputes;
•the integration of acquisitions;
•litigation and tax matters;
•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;
•in the event we place certain assets for sale, we may not be able to achieve the anticipated proceeds in relation to the sale of those assets and sales of assets may not be achieved within the expected timeframes or at all;
•risks related to the Shaw Transaction or Freedom Transaction, including the possibility:

Rogers Communications Inc.	22	Third Quarter 2023

•we may not be able to achieve the anticipated cost synergies, operating efficiencies, and other benefits of the Shaw Transaction within the expected timeframes or at all;
•the integration of the businesses and operations of Rogers and Shaw may be more difficult, time-consuming, or costly than expected; and
•that operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, or suppliers) may be greater than expected;
•new interpretations and new accounting standards from accounting standards bodies; and
•the other risks outlined in "Risks and Uncertainties Affecting our Business" in our 2022 Annual MD&A and "Updates to Risks and Uncertainties" in this earnings release.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections of this earnings release entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2022 Annual MD&A entitled "Regulation in our Industry" and "Environmental, Social, and Governance (ESG)", as well as our various other filings with Canadian and US securities regulators, which can be found at sedarplus.ca and sec.gov, respectively. Information on or connected to sedarplus.ca, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this earnings release.

About Rogers

Rogers is Canada's leading wireless, cable and media company that provides connectivity and entertainment to Canadian consumers and businesses across the country. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment community contact	Media contact

Paul Carpino	Sarah Schmidt
647.435.6470	647.643.6397
paul.carpino@rci.rogers.com	sarah.schmidt@rci.rogers.com

Quarterly Investment Community Teleconference

Our third quarter 2023 results teleconference with the investment community will be held on:
•November 9, 2023
•8:00 a.m. Eastern Time
•webcast available at investors.rogers.com
•media are welcome to participate on a listen-only basis

A rebroadcast will be available at investors.rogers.com for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers' management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers' website at investors.rogers.com.

Rogers Communications Inc.	23	Third Quarter 2023

For More Information

You can find more information relating to us on our website (investors.rogers.com), on SEDAR+ (sedarplus.ca), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to investors.rogers.com for information about our governance practices, environmental, social, and governance (ESG) reporting, a glossary of communications and media industry terms, and additional information about our business.

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Rogers Communications Inc.	24	Third Quarter 2023